

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2018

Jianhong Yin
Chairman
Sunlands Online Education Group
Building 4-6, Chaolai Science Park, No. 36
Chaoyang District, Beijing, 100012
Peoples Republic of China

> **Re: Sunlands Online Education Group**
> **Draft Registration Statement on Form F-1**
> **Submitted December 14, 2017**
> **CIK No. 0001723935**

Dear Mr. Yin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Submitted December 14, 2017

Corporate History and Structure, page 4

1.   Please revise the organizational chart on page 5 to reflect the post-offering ownership structure of the Company, including the percentage ownership of Messsr. Yin and Liu and public shareholders following completion of the offering.

Risk Factors, page 14

2.   Please consider the addition of risk factor disclosure relating to the risk incumbent upon the potential misuse or misappropriation of controlling nontangible assets, including chops and seals.

Our user metrics and other estimates are subject to inaccuracy..., page 27

3.   Please revise to briefly explain the nature of the inherent challenges in measuring how your website and mobile applications are used across a large student base, such that your metrics may not be indicative of future operating performance.

We have not determined a specific use for a portion of the net proceeds from this offering., page 47

4.   Please revise to quantify that portion of the net proceeds for which you have not identified a specific use. We note that no such allocation is found at page 9 of your prospectus under "Use of Proceeds," where three specific uses of proceeds are identified.

Use of Proceeds, page 54

5.   Please revise to indicate that approximate dollar amount or percentage of your offering proceeds that will be available for the uses you enumerate in paragraph two, given the restrictions on loans and direct investment you have identified.

Dilution , page 58

6.   Please tell us the reason that you deduct mezzanine equity when calculating the net tangible book value.

Material U.S. Federal Income Tax Considerations, page 177

7.   We note the reference in paragraph one to a tax opinion of Davis Polk & Wardwell, however no such opinion is listed as an 8.1 exhibit to your filing. Please advise or revise.

Notes to the Financial Statements
Financial Statements for the Years Ended December 31, 2016 and 2015
23. Subsequent Events, page F-40

8.   Please disclose the fair value of stock options granted in October 2017 and the total amount of compensation expense that will be recognized in subsequent periods.

General

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

10.   We note references to third-party market data throughout your prospectus, including references to reports prepared by iResearch. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. We note also references to a study you commissioned with respect to student satisfaction rates, for example at page 2 of the registration statement.

You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

Division of Corporation Finance
Office of Telecommunications